Filed by Kookmin Bank

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:         Kookmin Bank

(Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank’s reports filed with the Securities and Exchange Commission (the “Commission”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

*                        *                       *

The following materials were released by Kookmin Bank on May 30, 2003.

Merger Summary

1.	Merger Objective

The purpose of the merger (the “Merger”) between Kookmin Bank (“KB”) and Kookmin Credit Card Co., Ltd. (“KCC”) is to further develop the credit card business by combining the potential power and maximizing management efficiency through the consolidation of the credit card businesses, and to enhance competitiveness by actively responding to the market changes through enhancing the appropriateness of resource allocation and efficient use of expenses.

2.	Merger Method

KCC will be merged into KB and will cease to exist after the completion of the merger.

3.	Merger Facts

A.	Changes of the Surviving Company

(Unit: KRW Million, shares)

Item	Type	Before Merger	After Merger
Authorized shares	Common share	1,000,000,000	1,000,000,000
	Preferred share	0	0
Shares issued and outstanding	Common share	328,258,685	336,379,116 (see Note 1)
	Preferred share	0	0
Paid-In-Capital	—	1,641,293	1,681,896 (see Note 1)
Total reserves	—	8,353,922 (see Note 2)	8,557,235 (see Note 3)

Notes:

1)	The aggregate number of shares issued and outstanding and the paid-in-capital after the Merger may be adjusted as a result of the exercise of appraisal rights, etc. by the shareholders of KB.

2)	Total reserves prior to the Merger are the sum of the capital surplus and retained earnings as of December 31, 2002.

3)	Total reserves after the Merger may change based on calculations in accordance with the relevant regulations and/or accounting principles under the Korean generally accepted accounting principles.

B.	Allotment of New Shares to Shareholders of Acquired Company

1)	Allotment of New Shares

KB will issue 0.442983 share of common stock (par value 5,000 Won) of KB for one share of common stock (par value 5,000 Won) of KCC to the shareholders listed on the shareholders registry of KCC as of the date of the Merger.

2)	Fractional Shares

In the event that any fractional shares arise in connection with the allotment of new shares, such fractional shares will be paid in cash calculated based on the closing price of the shares of KB as of the date the new shares will be issued on the Korea Stock Exchange (“KSE”).

C.	Status of Treasury Stock, Etc.

(Unit: shares)

Company	Type	Before merger	Rate	Remarks
KB	Treasury Stock	3,016,089	0.919%	—
	KCC Shares	54,365,028	74.269%	—
KCC	Treasury Stock	503,724	0.688%	—
	KB Shares	0	0	—

Note: As of December 31, 2002

D.	Disposal of Treasury Stock, Etc.

3,016,089 treasury shares held by KB will be disposed of in accordance with the Korean Commercial Code and the Korean Securities and Exchange Act.

With respect to 54,365,028 shares of KCC held by KB and 503,724 shares of KB held by KCC, no new shares will be issued.

E.	Monetary Consideration Payable to the Shareholders of KCC in connection with the Merger:

Not applicable

F.	Merger Schedule

	Matter	Date
	BOD resolution	May 30, 2003
	Execution of the Merger Agreement	May 30, 2003
	Record date to determine shareholders eligible to vote at the meeting of shareholders for approval of the Merger	August 26, 2003
	Meeting of shareholders for approval of the Merger	September 16, 2003
Appraisal right exercise period	From	September 18, 2003
	To	September 27, 2003
	Date of the Merger	September 30, 2003
	Date of shareholders meeting to report the closing of the Merger	October 1, 2003

Date of public notice to report the closing of the Merger	October 1, 2003
Other schedule (Scheduled dates of listing of new shares)

— Publication of closing of the shareholders registry and record date: August 18, 2003

— Period for submission of dissenting shareholders’ objection to the Merger: June 17, 2003 ~ June 30, 2003 (KB) / September 6, 2003 ~ September 15, 2003 (KCC)

— Period for submission of dissenting creditors’ objection to the Merger: August 19, 2003 ~ September 18, 2003 (KB) / September 18, 2003 ~ September 27, 2003 (KCC)

— Period for submission of KCC share certificates: September 24, 2003 ~ September 29, 2003 (KCC)

—  Scheduled date of listing of new shares: October 15, 2003

—  Payment date for shares for which appraisal rights were exercised: November 20, 2003

Notes:

1)	Record date to determine shareholders who are eligible to vote at the meeting of shareholders for approval of the Merger: Applicable only for KCC

2)	The meeting of shareholders for approval of the Merger:

*	KB: Date of resolution of the board of directors meeting (August 18, 2003)

*	KCC: Date of resolution of the shareholders’ meeting (September 16, 2003)

3)	Period for the exercise of appraisal rights: Applicable only for KCC

4)	As the Merger is conducted in accordance with the small-scale merger procedure prescribed under Article 527-3 of the Korean Commercial Code, the approval of the shareholders’ meeting may be replaced with a resolution of the BOD meeting. However, if the shareholders of KB holding more than 20/100 of the total number of issued and outstanding shares of KB dissent to the Merger, the shareholders meeting must be held for approval of the Merger.

5)	A shareholder of KB who opposes the Merger must notify KB of his objection in writing within two weeks from the date of the public notice of the Merger without the approval of the shareholders’ meeting. Beneficial shareholders may notify its opposition of the Merger through securities companies with which such shareholders deposited their shares.

6)	The shareholders meeting for report of the closing of the Merger may be replaced with the public notice given in accordance with a resolution of the board of directors.

G.	Other Material Information in the Merger Agreement

The scheduled date of the Merger is September 30, 2003. In the event that any approvals, permits or consents of any governmental entity are obtained later than scheduled, or the shareholders of KB holding more than 20/100 of the total number of issued and outstanding shares of KB dissent to the Merger, the date of the Merger may be changed by mutual agreement of KB and KCC.

4.	Merger Ratio and Calculation Method

A.	Merger Ratio

Acquired Company	Common share	Preferred share
Kookmin Credit Card Co., Ltd.	0.442983	0

* KB shall issue 0.442983 share of common stock (par value 5,000 Won) of KB for one share of common stock (par value 5,000 Won) of KCC.

B.	Calculation Method

1)	Summary

The merger ratio for a corporation listed on the KSE and a corporation registered on the KOSDAQ is required to be calculated pursuant to Article 84-7(1) of the Enforcement Decree of Korean Securities and Exchange Act (the “SEA”) and Article 36-12 of the Enforcement Rules of the SEA.

2)	Merger Ratio

The base stock price was calculated based on the lesser of (a) the arithmetic average of (i) the closing stock price on May 29, 2003, (ii) the weighted average closing stock price for the one week period ending May 29, 2003, and (iii) the weighted average closing stock price for the one month period ending May 29, 2003, and (b) the closing stock price on May 29, 2003.

Item	KB	KCC
Base Stock Price	31,780 Won	14,078 Won
Common Stock Merger Ratio	1	0.442983

-	The merger ratio was calculated pursuant to Article 84-7(1) of the Enforcement Decree and Article 36-12 of the Enforcement Rules of the SEA.

5.	Evaluation Summary of the Appraiser’s Opinion

Not applicable

6.	Equity Investments, Payment Guarantees and Other Transactions

•	KB

A.	Equity Investments

As of March 31, 2003	(Unit: KRW million, thousands of shares)
Name (Corporate Name)	Relation	Type of Investment	Number of Shares	Shareholding Ratio(%)	Acquisition Cost
Kookmin Card	Affiliate	Investment Shares	54,365	74.27	412,502
KB Investment Co., Ltd	”	”	8,942	99.89	78,080
Kookmin Futures Co., Ltd.	”	”	3,999	99.98	25,757
Kookmin Data Systems Corporation	”	”	800	99.98	13,559
KB Real Estate Trust Co., Ltd.	”	”	16,000	99.99	86,975
KB Investment Trust Management	”	”	6,134	80.00	47,274
KB Credit & Information	”	”	784	62.57	9,011
Joo Eun Industrial Co., Ltd.	”	”	2,000	99.99	—
Jangeun Securities	”	”	4,855	36.41	—
ING Life Insurance Korea Ltd.	”	”	1,400	20.00	25,234
Korea Mortgage Corporation	”	”	6,000	26.67	34,268
Sub total	—	—	105,278	—	732,660
Local Subsidiary in Luxembourg	Affiliate	Investment Shares	70	100.00	5,929
Local subsidiary in Singapore	”	”	20,048	100.00	2,206
Local subsidiary in Hong Kong	”	”	2,000	100.00	293
Local subsidiary in London	”	”	20,000	100.00	49,474
Hong Kong corporation (formerly limited liability company)	”	”	2,000	100.00	63,532
Sub total	—	—	44,118	—	121,435
Kunyoung Co., Ltd.	N/A	Marketable Shares	256	1.25%	159
Namsun Aluminum Company Limited	”	”	185	1.04%	513
Daerim Corporation	”	”	315	2.11%	713
Daewoo Engineering & Construction Co., Ltd	”	”	2,247	1.35%	6,349
Daewoo International Corporation	”	”	463	1.08%	1,001
Daewoo Precision industries co., ltd.	”	”	104	0.83%	1,326
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	”	”	582	0.30%	5,515
Daewoo Heavy Industries & Machinery Ltd.	”	”	1,859	1.11%	5,838

Name (Corporate Name)	Relation	Type of Investment	Number of Shares	Shareholding Ratio(%)	Acquisition Cost
THE KOREA EXPRESS CO., LTD.	”	”	137	1.33%	988
MAXON TELECOM CO., LTD (preferred stock)	”	”	237	2.26%	473
MONALISA CO. LTD	”	”	1	0.00%	1
Miju Steel Co., Ltd	”	”	243	3.33%	844
SAEHAN INDUSTRIES INC. (evaluated based on NAV)	”	”	3,303	2.93%	4,955
Seo Han Co., Ltd.	N/A	Marketable Shares	172	0.19%	81
Shinwon Corporation	”	”	11,341	5.58%	1,928
Shinwon Construction Co., Ltd	”	”	215	2.02%	367
Ssangyong Corporation	”	”	322	0.82%	579
Ssangyong Engineering & Construction Co., Ltd.	”	”	163	1.07%	395
Ssangyong Motor Company	”	”	2,526	2.09%	11,997
Eyes Vision	”	”	12	1.05%	55
WOO BANG HOUSING & CONSTRUCTION CO., LTD.	”	”	1,155	11.18%	4,031
JINDO CORP.	”	”	39	0.19%	19
Prochips Technology Inc.	”	”	165	0.45%	150
HAN KOOK CAPITAL CO., LTD.	”	”	296	1.71%	653
Hanmi Capital Co., Ltd.	”	”	1,930	5.24%	1,120
HANCHANG	”	”	11	0.11%	9
Hyundai Eng & Const Co., Ltd.	”	”	25,377	5.19%	42,125
HYUNDAE METAL CO. LTD (common shares)	”	”	197	0.46%	158
HYUNDAE METAL CO. LTD (preferred shares of class 2)	”	”	82	0.19%	45
HUNG CHANG	”	”	52	2.00%	144
C&H Capital	”	”	2,144	9.75%	3,195
INI Steel	”	”	2,495	2.14%	10,914
KP Chemical	”	”	7,481	7.89%	17,805
KT Freetel	”	”	13	0.01%	304
SK Telecom Co.	”	”		0.00%	65
KIA MOTORS CORPORATION	”	”	2,417	0.65%	17,134
DAEWOO SECURITIES CO., LTD	”	”	3,040	1.60%	10,306
Hansol Mutual Savings Bank	”	”	70	0.51%	78
Korea Zinc Co., Ltd.	”	”	360	1.91%	6,413
Hangang Restructuring Fund	”	”	5,420	4.28%	7,371
KEPCO	”	”	300	0.05%	5,370
POSCO	”	”	32	0.04%	3,152
Samsung Electronics Co. Ltd	”	”	30	0.02%	8,520
SK Telecom Co.	”	”	12	0.01%	1,836
KT	”	”	157	0.05%	6,806
Hyundai eng & const co. ltd (Kookmin)	”	”	2,398	0.49%	3,980
Hyundai eng & const co. ltd (Housing)	”	”	2,254	0.46%	3,742
Hynix Semiconductor Inc. (Kookmin)	”	”	299	0.01%	40
Hynix Semiconductor Inc. (Housing)	”	”	281	0.01%	38

Name (Corporate Name)	Relation	Type of Investment	Number of Shares	Shareholding Ratio(%)	Acquisition Cost
SYSTEMS TECHNOLOGY INC.	”	”	200	3.03%	304
Net Secure Technology, Inc.	”	”	180	2.15%	77
Korea Digital Media, Inc.	”	”	240	2.24%	650
KT Freetel	”	”	540	0.29%	12,879
OVAL KOREA LIMITED	”	”	286	6.49%	409
Digital Camp Co., Ltd.	”	”	361	6.45%	329
SK Securities Co., Ltd.	”	”	15,185	5.58%	13,743
Hangang Restructuring Fund	”	”	2,500	1.97%	3,400
ByuckSan Engineering & Construction Co., LTD	”	”	2,105	5.25%	3,947
SAHAVIRIYA STEEL INDUSTRY	”	”	465	—	2,131
INDUSTRIAL DEVELOPMENT LEASING COM	”	”	601	—	1,712
Sub-total	”	”	105,854	—	239,180
KABOOL LTD.	N/A	Non-Marketable Shares	3,414	1.97%	—
KOHAP. CORP	”	”	1,148	3.08%	—
DAERIM CORPORATION (preferred stock)	”	”	105	0.70%	526
DAEWOO CORPORATION	”	”	1,719	0.73%	—
DAEWOO ELECTRONICS Corp.	”	”	1,972	1.85%	9,862
DAEWOO ELECTRONICS CO., LTD	”	”	5,123	5.71%	—
DAEWOO PRECISION INDUSTRIES CO., LTD.	”	”	31	0.25%	157
Daewoo Telecom Co., Ltd.	”	”	175	0.68%	—
Korea Housing Guarantee Co., Ltd.	”	”	68,386	11.79%	104,432
Renault Samsung Motors Co., Ltd.	”	”	70	0.08%	348
Medison Co., Ltd.	”	”	622	0.64%	—
Samsung Life Insurance Co., Ltd	”	”	23	0.11%	7,479
Shinwha Steel Co., Ltd.	”	”	3	0.74%	13
Orion CRV	”	”	123	2.79%	—
Insung Hori Plastic	”	”	19	14.88%	—
Chunggu	”	”	646	5.08%	—
Pyunghwa Plastic	”	”	1	0.11%	—
Korea Real Estate Trust	”	”	74	0.35%	—
Korea Aerospace Industries, Ltd.	”	”	429	0.46%	2,179
Hyundai Petrochemical Co., Ltd.	”	”	4,035	9.31%	20,173
Kyong Buk Trading Corp.	”	”	60	10.00%	220
Kyobo Investment Management	”	”	420	7.00%	2,100
Kibo Technology Advancing Capital Co.	”	”	13	0.12%	66
Kyhyun Finance	”	”	100	1.72%	533
Daegu Complex Transportation	”	”	12	3.00%	15
Daegu General Trade Center	”	”	115	0.70%	620
Daegu General Information Center	”	”	10	1.25%	32

Name (Corporate Name)	Relation	Type of Investment	Number of Shares	Shareholding Ratio(%)	Acquisition Cost
Dong Ah Aluminum	”	”	20	7.14%	100
Dong Yang Textiles	”	”	30	10.00%	130
Dong II Aluminum	”	”	488	9.38%	297
Midas International Asset Management	”	”	100	7.14%	500
Premises of Suwon Station	”	”	60	6.22%	600
Shinsung Electronics Industries, Ltd.	”	”	18	9.26%	19
Shinhan Wires	”	”	7	3.50%	35
KSS Line Ltd.	”	”	20	2.05%	4
Hankang Cable TV Corp.	”	”	146	8.24%	835
Korea Vilene Co. Ltd.	”	”	300	10.00%	3,000
Hyundai Investment & Securities Co., Ltd.	”	”	200	0.48%	—
Mirae Asset Group	”	”	1,000	4.43%	5,000
Shinwoo Ind. Co., Ltd.	”	”	1	8.33%	—
Korea Micro Research	”	”	10	7.69%	—
Jinheung Precision Chemicals	”	”	58	6.20%	—
Space Technology	”	”	94	9.37%	26
Linux One Inc.	”	”	200	3.10%	1,000
Integra Telecom Co., Ltd	”	”	103	12.35%	—
Bogo Tech	”	”	293	2.47%	409
ID Phone	N/A	Non-Marketable Shares	405	8.01%	500
C&S Microwave Co., Ltd.	”	”	54	6.88%	2,000
Peoplenet Communications Co.	”	”	32	6.27%	500
Bio Clue & Solution	”	”	67	6.43%	517
Inochip Technology	”	”	110	5.60%	700
Booyang Telecom Inc.	”	”	100	4.31%	500
Camas	”	”	30	5.96%	1,022
DS World	”	”	42	8.28%	1,080
Remaco	”	”	100	5.88%	500
Igenedu	”	”	100	13.81%	500
HANBit Electronics Co., Ltd.	”	”	27	5.32%	500
Ensys	”	”	4	6.52%	300
Shin Han Machinery Co., Ltd	”	”	33	3.70%	500
SkyLife Broadcasting	”	”	390	0.65%	2,157
DONGBU ELECTRONICS CO., LTD.	”	”	6,000	6.61%	30,000
Interconstech	”	”	13	3.97%	500
Hyundai Home Shopping Network Corporation	”	”	536	5.96%	2,680
DiS Inc. Co., Ltd.	”	”	33	5.56%	500
Global M Tech Co., Ltd.	”	”	11	7.55%	200
OBCSoft Co. Co., Ltd.	”	”	10	9.43%	500
Sukgyung AT Co., Ltd.	”	”	239	6.28%	400
Phoenix Display Electronics Co., Ltd.	”	”	96	6.81%	2,000
Solomon Credit Information Co., Ltd.	”	”	128	10.34%	741
MC Tech Co., Ltd.	”	”	25	6.41%	500
Daeyoo System	”	”	15	15.00%	300
DY Tech	”	”	6	6.91%	300
NICE e-Banking Services	”	”	80	4.65%	2,000
Promax Engineering Co., Ltd	”	”	16	3.81%	400
Goldviva	”	”	225	14.05%	450

Name (Corporate Name)	Relation	Type of Investment	Number of Shares	Shareholding Ratio(%)	Acquisition Cost
ALKENZ Co., Ltd.	”	”	63	9.06%	1,000
Landmark Development	”	”	20	10.00%	100
KOREA FINANCE SECURITY CO., LTD	”	”	240	14.97%	918
The Korea Economic	”	”	12	0.09%	59
KOREA HIGHWAY CORPORATION	”	”	573	0.12%	6,248
KOREA GENERAL CHEMICAL CORPORATION	”	”	66	0.37%	—
KOREA SECURITIES CORPORATION	”	”	1,632	2.40%	8,160
National Information & Credit Evaluation INC.	”	”	372	7.85%	2,668
Korea Securities Depository	”	”	5	0.13%	71
Korea Money Broker Corporation	”	”	119	5.97%	1,291
Seoul Debt Restructuring Fund	”	”	14,240	11.87%	30,506
Arirang Restructuring Fund	”	”	7,920	11.88%	27,105
Mukoongwha Restructuring Fund	”	”	7,920	11.88%	34,627
Mondex Korea Co., Ltd	”	”	218	7.46%	1,100
Korea Asset Management corporation	”	”	1,506	5.38%	7,827
Daehan Investment Trust Co., Ltd.	”	”	4,000	0.69%	—
NICE Pricing Services, Inc.	”	”	40	6.67%	200
Coram Deo	”	”	20	8.00%	—
BC CARD CO., LTD	”	”	218	4.95%	5,738
BOO YOUNG FINANCE	”	”	100	5.00%	620
Hanwha Investment Trust Management Co., Ltd.	”	”	660	11.00%	3,487
DongWon Capital Co., Ltd	N/A	Non-Marketable Shares	180	1.38%	565
PUSAN ENVIRONMENT DEVELOPMENT CO., LTD	”	”	4	0.20%	—
Koentec Co., Ltd.	”	”	4	0.10%	20
CCKvan Co., Ltd	”	”	63	4.77%	250
NeoBill.co., LTD	”	”	12	6.28%	60
KIDB Securities Brokerage Co., Ltd.	”	”	100	12.50%	539
Korea Bond Pricing & KR Co.	”	”	44	4.37%	180
VCASH CO, LTD.	”	”	70	2.33%	340
Koasset Investment	”	”	24	1.19%	32
My Home Securitization Specialty Co., Ltd.	”	”	—	10.00%	—
H&CB 9901 ABS Specialty Co. Ltd.	”	”	—	14.95%	—
H&CB 0002 ABS Specialty Co., Ltd	”	”	—	15.00%	—
H&CB 0003 Specialty Co., Ltd.	”	”	—	15.00%	—
H&CB 200004 ABS Specialty Co., Ltd.	”	”	—	4.90%	—
H&CB 200105 ABS Specialty Co., Ltd.	”	”	—	4.90%	—
Weidong Ferry Co., Ltd.	”	”	825	—	413
TIANJIN SAMSUNG OPTO_ELECTRONICS	”	”	1,000	—	1,224
NANJING KUMHO TIRE CO LTD	”	”	2,860	—	2,665

Name (Corporate Name)	Relation	Type of Investment	Number of Shares	Shareholding Ratio(%)	Acquisition Cost
ASIA FINANCE AND INVESTMENT CORP	”	”	—	—	1,230
PLNTER DB	”	”	1,489	—	468
ASIA CREDIT	”	”		—	10,325
PAN ASIA PAPER	”	”	1,275	—	2,149
AYUDHYA DEVELOPMENT LEASING CO., LTD	”	”	2,500	—	729
CHASE SECURITIES INTL (LONDON)	”	”	204	—	255
CHASE SECURITIES INTL (LONDON)	”	”	601	—	753
BARING COMMUNICATIONS EQUITY (WARS)	”	”	4,665	—	2,033
CHINA ENTERPRISE DEVELOPMENT FUND	”	”	1,000	—	1,278
Subtotal	”	”	157,785	—	370,689
Stock Market Stabilization Fund Investment	N/A	Contribution	9,431,583	3.44%	11,765
KLB No. 3 Venture Investment Partnership	”	”	9	69.23%	9,000
Pacific IT Investment Partnership	”	”	1	50.00%	7,000
National Pension Corporation 02-4 Kookmin Venture Partnership	”	”	—	33.33%	5,000
KLB No. 2 Venture Investment Partnership	”	”	5	55.56%	—
Daegu Venture Investment Partnership	”	”	—	9.62%	500
Sinbo Environmental Venture Investment Partnership No. 2	”	”	—	10.00%	1,000
Kookmin ABS-2 Specialty Co., Ltd.	”	”	—	15.00%	2
Kookmin-3 ABS Specialty Co., Ltd.	”	”	—	15.00%	2
Kookmin-4 ABS Specialty Co., Ltd.	N/A	Contribution	—	15.00%	2
Kookmin-5 ABS Specialty Co., Ltd.	”	”	—	4.90%	—
Kookmin-6 ABS Specialty Co., Ltd.	”	”	—	4.90%	—
KOOKMIN CLO First ABS Specialty Co., Ltd.	”	”	—	—	—
Sub-total	—	—	9,431,598	—	34,271
Total	—	—	9,844,633	—	1,498,236

Note: Acquisition cost is based on book value.

B.	Payment Guarantees

(1)	Guarantees in Won

As of March 31, 2003	(Unit: million won)
Name (Corporate Name)	Relation	Creditor	Description of guarantee	Guarantee period	Amount
BUSAN Mutual Savings Bank Co., Ltd.	N.A.	Each Noteholder	Payment guarantee secured by loans	06-07-05	9,000
Hanwha Corp.	N.A.	Each Noteholder	Other payment guarantee in KRW	04-12-19	8,135
Maeil New Zealand Cheese	N.A.	Each Noteholder	Payment guarantee secured by loans	03-10-31	5,000

Name (Corporate Name)	Relation	Creditor	Description of guarantee	Guarantee period	Amount
BUSAN Mutual Savings Bank Co., Ltd.	N.A.	Each Noteholder	Payment guarantee secured by loans	06-07-05	4,500
Yetop Engineering	N.A.	Each Noteholder	Other payment guarantee in KRW	03-05-27	4,379
Dongyang Tinplate Ind. Co., Ltd.	N.A.	Each Noteholder	Payment guarantee secured by loans	03-08-11	3,477
Solex Planning.	N.A.	Each Noteholder	Other payment guarantee in KRW	03-11-01	2,300
Clock Catch Seoul	N.A.	Each Noteholder	Other payment guarantee in KRW	03-11-25	2,200
Micheong	N.A.	Each Noteholder	Other payment guarantee in KRW	04-05-31	2,099
Comtel System	N.A.	Each Noteholder	Other payment guarantee in KRW	03-06-30	2,000
Grape Communications	N.A.	Each Noteholder	Other payment guarantee in KRW	03-12-24	2,000
Grape Communications	N.A.	Each Noteholder	Other payment guarantee in KRW	03-12-24	2,000
Others	—	—	—	—	234,144
Total	—	—	—	—	281,234

(2)	Guarantees in Foreign Currency

As of March 31, 2003	(Unit: million won)
Name (Corporate Name)	Relation	Creditor	Description of guarantee	Guarantee period	Amount
Korea First Bank	N.A.	Each Noteholder	Other payment guarantee in foreign currency	04-03-08	60,718
ARD Holdings	N.A.	Each Noteholder	Other payment guarantee in foreign currency	03-12-20	55,128
Samsung Heavy Industries	N.A.	Each Noteholder	Guarantee of performance of contractual obligations	03-03-31	39,729
SK Global	N.A.	Each Noteholder	Guarantee of subscription	03-09-08	36,148
SK Global	N.A.	Each Noteholder	Guarantee of subscription	03-07-18	28,565
SK Global	N.A.	Each Noteholder	Guarantee of subscription	03-08-19	27,764
Walkerhill	N.A.	Each Noteholder	Other payment guarantee in foreign currency	03-06-28	26,346
SK Global	N.A.	Each Noteholder	Guarantee of subscription	03-08-20	24,609
SK Global	N.A.	Each Noteholder	Guarantee of subscription	03-09-08	18,731
SK Global	N.A.	Each Noteholder	Guarantee of subscription	03-08-01	18,450
Others					555,730
Total					891,918

C.	Collateral Provided

As of March 31, 2003				(Unit: million won)
Name	Relation	Creditor	Security	Period of security	Priority of security and limit thereof	Amount
KB	N.A. ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ”

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

UBS Warburg London

Korea Development Bank

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

Korea Exchange Bank

Woori Bank

Seoul Bank

Seoul Bank

Korea First Bank

Seoul Bank

Korea Exchange Bank

Woori Bank

Woori Bank

Woori Bank

POSCO

Government of Republic of Korea

Government of Republic of Korea

Korea Development Bank

Korea Development Bank

Woori Bank

Korea First Bank

Seoul Bank

GENL MOTORS ACCEPT CORP

GENL MOTORS ACCEPT CORP

National Bonds Management Fund bonds 96-4

Shinhan Financial Group 6

Samsung Card 52

Foreign Currency Balancing Fund, bonds 99-3

Foreign Currency Balancing Fund2000-1

Foreign Balancing Bonds2000-2

Foreign Balancing Bonds2000-2

Foreign Balancing Bonds2000-4

Foreign Currency Balancing Fund2000-5

Foreign Currency Balancing Fund2000-5

Foreign Currency Balancing Fund2000-5

Foreign Currency Balancing Fund2000-5

Foreign Balancing Bonds2000-4

Foreign Balancing Bonds2000-4

Foreign Balancing Bonds2000-4

Foreign Balancing Bonds2000-4

Foreign Balancing Bonds2000-4

Treasury Bonds99-15

Treasury Bonds99-15

Treasury Bonds99-12

Treasury Bonds99-6

Treasury Bonds2000-15

Treasury Bonds2000-12

Treasury Bonds2000-12

Treasury Bonds97-5

Foreign Balancing Bonds2000-6

Deposit Insurance Fund 9th 981023-50

Insurance Fund980103-55

Insurance Fund980103-55

Insurance Fund980103-55

Busan Traffic Bonds72

Busan Traffic Corporation71

Busan Traffic Bonds60

Busan Traffic Bonds 57

Small and Medium Industry Promotion Corp 123

Deposit Insurance Fund53 010212-50

Deposit Insurance Fund53 010212-50

Insurance Fund bonds 010119-50

3,717

4,247

1,493

3,732

3,747

7,465

7,435

4,247

4,648

4,247

9,875

5,009

3,189

5,084

5,012

17,215

3,747

2,239

2,733

4,225

1,900

10,000

10,000

20,000

25,000

10,000

10,000

20,000

20,000

50,000

50,000

30,000

20,000

30,000

20,000

20,000

50,000

16,000

10,000

50,000

15,000

20,000

20,000

17,000

8,800

48,000

5,000

10,000

10,000

10,000

10,000

30,000

30,000

20,000

10,000

30,000

10,000

20,000

” ” ” ” ”	RP Customer RP Customer RP Customer RP Customer RP Customer	Insurance Fund bonds 010119-50 Insurance Fund bonds 010119-50 Insurance Fund bonds 010119-50 Insurance Fund bonds 010119-50 Insurance Fund bonds 010119-50	10,000 10,000 20,000 10,000 10,000
” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ”

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

RP Customer

Insurance Fund bonds 010119-50

Insurance Fund bonds 010119-50

Insurance Fund bonds 010119-50

Insurance Fund bonds 010119-50

Insurance Fund bonds 010119-50

Insurance Fund bonds 010119-50

Insurance Fund bonds 001219-50

Insurance Fund bonds 001219-50

Insurance Fund bonds 001219-50

Insurance Fund bonds 001219-50

Insurance Fund bonds 001219-50

Insurance Fund bonds 001219-50

Insurance Fund991117-50

Insurance Fund991029-50

Deposit Insurance Fund, 24th, 990618-50

Insurance Fund bonds 990520-50

Insurance Fund bonds 981204-50

Small and Medium Industry Promotion Corp. 123

Korea Agricultural & Rural Infrastructure Corp.2

Korea Highway Corp 202

Land Development, 87 Ah 19-25

Land Development, 187 Ah 19-7

Land Development, 261ga 3

Treasury Bonds2000-6

Treasury Bonds2000-6

Korea High-Speed Train Construction (“KHTC”), 4-flexible (subordinated)

Kookmin Credit Card (ABS)1-1(ABS)

Korea Housing Mortgage ABS MBS 2000-2(1-10)

Korea Housing Mortgage ABS MBS 2000-2(1-9)

Korea Housing Mortgage ABS MBS 2000-2(1-8)

Korea Housing Mortgage 2000-1(1-9)

Korea Housing Mortgage ABS MBS 2000-2(1-7)

Korea Housing Mortgage 2000-1(1-8)

KHTC bonds 29

Insurance Fund980130-60

Deposit Insurance Fund, 3rd, 980123-70

Insurance Fund980123-60

Insurance Fund001230-52

Insurance Fund001230-52

Insurance Fund bonds 980103-65

Insurance Fund bonds 010221-50

Insurance Fund bonds 010221-50

Insurance Fund bonds 010221-50

Insurance Fund bonds 010221-50

Insurance Fund bonds 010221-50

Insurance Fund bonds 010221-50

Insurance Fund bonds 010131-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

Insurance Fund bonds 001223-50

25 KDIC bonds 990624-50

Deposit Insurance Fund, 23rd, 990527-50

Deposit Insurance Fund 23rd, 990527-50

Insurance Fund bonds 980103-60

Insurance Fund bonds 980103-60

Deposit Insurance Fund, 75th,011109-70

Deposit Insurance Fund bonds (60th 010511-50)

Deposit Insurance 58th ,010409-50

30,000

20,000

10,000

10,000

20,000

10,000

20,000

10,000

20,000

20,000

50,000

30,000

30,100

10,000

10,000

15,000

11,000

30,000

50,000

20,000

10,000

12,000

10,000

20,000

70,000

73,000

30,000

15,000

15,000

22,000

5,000

10,000

10,000

30,000

10,000

10,000

10,000

20,000

20,000

15,000

20,000

30,000

10,000

20,000

10,000

10,000

20,000

20,000

10,000

10,000

20,000

40,000

10,000

10,000

20,000

10,000

10,000

5,000

10,000

10,000

50,000

50,000

30,000

” ” ” ” ”	RP Customer RP Customer RP Customer RP Customer RP Customer	Deposit Insurance Fund 53rd, 010212-50 Deposit Insurance Fund 53rd, 010212-50 Foreign Balancing Bonds2000-4 Foreign Balancing Bonds2000-2 Foreign Currency Balancing Fund2000-1	10,000 10,000 14,000 20,000 30,000
” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” Subsidiary ” ”

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

R/P Customer

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Korea Construction Financial Cooperative

Seoul Guarantee Insurance

KAMCO

KAMCO

KAMCO

KAMCO

Securities Finance

Securities Finance

Kookmin Futures Co., Ltd.

Kookmin Futures Co., Ltd.

Kookmin Futures Co., Ltd.

Foreign Currency Balancing Fund2000-1

Shinhan Financial Group 10

Qhgjarlrma980730-70(FRN)

Shinsegae90

Foreign Currency Balancing Fund bonds 99-3

Foreign Balancing Bonds2000-2

Land Development 87Sa 2-14

KARICO1

Reorganization Fund bonds 2 (flexible) 015009-29(FRN)

Insurance Fund980730-70(FRN)

Reorganization Fund bonds 2 (flexible) 015012-309(FRN)

Reorganization Fund bonds 3(flexible) 015006-30(FRN)

Reorganization Fund bonds2 (flexible) 015009-29(FRN)

Reorganization Fund bonds2 (flexible) 015-009-29(FRN)

Reorganization Fund bonds 2(flexible)015-009-29(FRN)

Reorganization Fund bonds 2(flexible)015-009-29(FRN)

Reorganization.Fund bonds 2(flexible) 015-009-29(FRN)

Reorganization Fund bonds2(flexible)015-009-29(FRN)

Landpia II99-1 ABS Specialty 1-1(ABS)

Insurance Fund980123-60

Insurance Fund991117-50

Insurance Fund 40th (flexible)991224-50(FRN)

Insurance Fund33(flexible)991101-50(FRN)

Deposit Insurance Fund 7th (flexible)98093050(FRN)

Deposit Insurance Fund 7th (flexible)98093050(FRN)

Deposit Insurance Fund, 7th (flexible)98093050(FRN)

Deposit Insurance Fund 7th (flexible)98093050(FRN)

Incheon International Airport22(flexible)(FRN)

Incheon International Airport 20(flexible) (FRN)

Incheon International Airport 18(flexible)(FRN)

Incheon International Airport 17(flexible)(FRN)

Landpia II99-1 ABS Specialty 1-2(ABS)

Landpia II99-1 ABS Specialty 1-2(ABS)

Landpia II99-1 ABS Specialty 1-2(ABS)

Busil5007-23(FRN)

Land Development 187th 20-29

Industrial Finance bonds 35 (sin) 010500-10-23

Foreign Balancing Bonds2000-4

Treasury Bonds99-2

Treasury Bonds99-12

Treasury Bonds99-15

Treasury Bonds99-15

Insurance Fund980730-70(FRN)

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Treasury Bonds2002-02

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Foreign Balancing Bonds2002-3

Grain Securities 24-7

Reorganization Fund bonds2(flexible)015009-29(FRN)

Reorganization Fund bonds2(flexible)015009-29(FRN)

Reorganization Fund 2(flexible)015007-31(FRN)

Reorganization Fund 2(flexible)015007-31(FRN)

Foreign Balancing Bonds02-2

Foreign Balancing Bonds02-5

1st-type Citizens’ Housing bonds 98-4

1st-type Citizens’ Housing bonds 99-12

1st-type Citizens’ Housing bonds 2002-03

10,000

50,000

70,000

20,000

30,000

9,000

3,000

3,344

105,315

10,000

14,345

1,246

10,000

10,000

10,000

20,000

5,000

10,000

300

10,000

33,300

18,900

212,500

10,000

35,000

10,000

10,000

18,200

20,000

50,000

30,000

2,100

500

300

40,837

1,005

2,000

10,000

32,000

8,500

70,000

10,000

20,000

10,000

10,000

10,000

6,000

31,311

10,000

4,000

10,000

1,497

20,000

46,482

12,562

4,576

86,329

63,204

37,000

41,000

1,500

1,500

1,000

N/A ” ” ” ” ” ” ” ” ” ” ” ” ” Subsidiary ” N/A ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ”

N.A.C.F. Futures Corp.

N.A.C.F. Futures Corp.

Tongyang Futures

Samsung Futures

Samsung Futures

Samsung Futures

Samsung Futures

Samsung Futures

KEB Futures

Cheil Futures Co., Ltd.

JP MORGAN FUTURES INC SPORE

JP MORGAN FUTURES INC SPORE

LG Futures Co., Ltd.

LG Futures Co., Ltd.

Kookmin Futures Co., Ltd.

Kookmin Futures Co., Ltd.

Tongyang Futures

PUEUN Futures Inc.

Samsung Futures

Samsung Futures

KEB Futures

Cheil Futures Co., Ltd.

Credit Lyonnais Securities

Hyundai Futures

JP MORGAN FUTURES INC SPORE

LG Futures Co., Ltd.

LG Investment & Securities Co., Ltd.

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

Bank of Korea

1st-type Citizens’ Housing bonds 98-4

1st-type Citizens’ Housing bonds 98-5

1st-type Citizens’ Housing bonds 2002-03

1st-type Citizens’ Housing bonds 02-06

1st-type Citizens’ Housing bonds 02-4

KEB Card 523

1st-type Citizens’ Housing bonds 98-5

1st-type Citizens’ Housing bonds 98-5

1st-type Citizens’ Housing bonds 02-06

1st-type Citizens’ Housing bonds 00-12

1st-type Citizens’ Housing bonds 98-5

1st-type Citizens’ Housing bonds 98-8

1st-type Citizens’ Housing bonds 98-4

1st-type Citizens’ Housing bonds 02-4

1st-type Citizens’ Housing bonds 01-06

1st-type Citizens’ Housing bonds 00-12

1st-type Citizens’ Housing bonds 00-12

KEB Card 524

KEB Card 523

Industrial Finance bonds 0009015A

KEB Card 524

KEB Card 523

1st-type Citizens’ Housing bonds 02-06

1st-type Citizens’ Housing bonds 00-12

Industrial Finance bonds0009015A

1st-type Citizens’ Housing bonds00-12

Industrial Finance bonds0009015A

Insurance Fund980730-70(FRN)

Insurance Fund980730-70(FRN)

National Bonds Management Fund bonds 97-2

National Bonds Management Fund bonds 97-2

National Bonds Management Fund bonds 97-2

Treasury Bonds 97-5

Treasury Bonds 02-7

Foreign Balancing Bonds 02-1

Treasury Bonds 99-2

Treasury Bonds 2001-5

Deposit Insurance Fund,7th(flexible)980933050(FRN)

Deposit Insurance Fund,7th(flexible)980933050(FRN)

Deposit Insurance Fund,7th(flexible)980933050(FRN)

Deposit Insurance Fund,7th(flexible)980933050(FRN)

Deposit Insurance Fund,7th(flexible)980933050(FRN)

Insurance Fund33(flexible)991101-50(FRN)

Deposit Insurance Fund, 9th 981023-50

Insurance Fund990312-50

Insurance Fund bonds 010119-50

Deposit Insurance 58th 010409-50

66th Deposit, 010820-70

68th Deposit, 010917-70

68th Deposit, 010917-70

68th Deposit, 010917-70

Insurance Fund bonds 980103-60

Deposit Insurance Fund, 23rd 990527-50

KDIC 62nd 010629-70

Deposit Insurance, 69th 010921-70

Deposit Insurance, 69th 010921-70

Non-performing bonds 5009-30(FRN)

Insurance Fund980730-70(FRN)

Deposit Insurance Fund,7th(flexible)98093050(FRN)

Deposit Insurance Fund,7th(flexible)98093050(FRN)

Monetary Stability bonds 39013-18227

3,000

1,000

9,000

3,500

5,000

2,000

1,000

500

1,000

6,000

500

1,500

1,500

5,000

10,000

1,000

1,000

5,000

4,000

5,000

5,000

4,000

500

1,000

10,000

1,000

10,000

150,000

20,200

7,600

3,200

1,500

12,100

20,000

20,000

25,000

10,000

707,900

250,000

20,000

10,000

10,000

65,000

30,000

20,000

20,000

20,000

10,000

10,000

10,000

10,000

20,000

30,000

10,000

10,000

10,000

167,900

90,000

63,950

300,000

154,500

	Total	6,193,611

D.	Other Transactions

As of March 31, 2003	(Unit: million won)
Claims	Amount	Debt	Amount
Commercial Paper	10,000	Pre-received Money	9,419
Loans in Won	100,000	Call Money	850,000
Credit Card Support Funds	24,986	Import Deposit	3,577
Lease Key Money Deposit	1,817	Agency Business Fees	55,975
Derivative Products Assets	1,133	Derivative Products Debts	3,478
Receivable Earnings	34,924	Pre-received Earnings	49
—	—	Expenses Payable	318
Total	172,860	Total	922,816

•	KCC

A.	Equity Investments

As of March 31, 2003	(Unit: million won)
Name	Relation	Type of Investment	Number of Shares	Shareholding Ratio	Acquisition Price
Namkwang Engineering & Construction Co. Ltd.	Conversion into Capital	Investment Shares	559,300	2.25%	2,797
Kwanglim	Conversion into Capital	”	12,516	0.21%	77
Kemongsa	Conversion into Capital	”	219,296	0.40%	2,500
Huneed Technologies	Conversion into Capital	”	3,440	0.01%	7
Yaelim International	Conversion into Capital	”	2,121	0.65%	21
Boohung	Conversion into Capital	”	175,920	0.49%	254
CJ39Shopping	Capital Contribution	”	60,000	0.73%	300
NICE Information & Telecommunication Inc.	Capital Contribution	”	10,000	1.00%	80
Korea Cyber Payment Inc.	Capital Contribution	”	92,000	6.48%	510
Seoul TRS Co., Ltd.	Capital Contribution	”	2,000	0.05%	14
KOCES	Capital Contribution	”	280,426	19.47%	1,402
KB Credit Information Co., Ltd.	Capital Contribution	”	47,216	3.77%	507
Pointpark, Ltd.	Capital Contribution	”	100,000	2.32%	200
Mondex Korea	Capital Contribution	”	20,000	0.68%	150
V Cash	Capital Contribution	”	83,000	2.77%	415
A Cash	Capital Contribution	”	255,000	12.71%	1,275
Korea Virtual Payment, Inc.	Capital Contribution	”	80,000	16.33%	400

Name	Relation	Type of Investment	Number of Shares	Shareholding Ratio	Acquisition Price
Yalgae Network	Capital Contribution	”	100,000	10.00%	500
Solomon Credit Information Co., Ltd	Capital Contribution	”	10,000	0.81%	50
Harex Info Tech Inc.	Capital Contribution	”	21,000	4.02%	1,365
MYbi Co., Ltd.	Capital Contribution	”	80,000	3.37%	1,200

B.	Payment Guarantees

As of March 31, 2003	(Unit: million won)
Name	Relation	Creditor	Description of guarantee	Guarantee period	Amount
Kang Kyung Hoon and 705 Others	Kookmin Card Members	Kookmin Bank	Payment guarantees for KB card loans extended to Kookmin Card Members	—	2,840

C.	Collaterals Provided: Not applicable

D.	Other Transactions

As of March 31, 2003	(Unit: million won)
Claims	Amount	Debts	Amount
Pre-received Money	9,419	CP	10,000
Call Money	850,000	Loans in Won	100,000
Import Deposit	3,577	Credit Card Support Funds	24,986
Agency Business Fee	55,975	Lease Key Money Deposit	1,817
Derivative Products Debts	3,478	Derivative Products Assets	1,133
Pre-received Earnings	49	Earnings Payable	34,924
Expenses Payable	318	—	—
Total	922,816	Total	172,860

7.	Exercise of Appraisal Rights

A.	Summary

1)	KB

As the Merger is conducted in accordance with the small-scale merger procedure as prescribed in Article 527-3 of the Commercial Code, no appraisal right can be exercised. However, if the shareholders of KB holding more than 20/100 of the total number of issued and outstanding shares of KB dissent to the Merger, the small-scale merger procedure cannot be used for the Merger. In such case, the matters regarding the convening of the shareholders meeting for approval of the Merger will be given by public notice.

2)	KCC

Pursuant to Article 522-3 of the Commercial Code, Article 191 of the SEA, and Articles 5(8) and 12(7) of the Act on Structural Improvement of the Financial Industry (“ASIFI”), a shareholder who opposed the BOD resolution for the merger may request that the company purchase his shares, provided that he notifies the company of his objection in writing prior to the shareholders’ meeting for approval of the merger. Such request must be made in writing, specifying the type and number of shares requested to be purchased by the Company, within 10 days from the date of the shareholders’ meeting.

Pursuant to Articles 5(8) and 12(8) of the ASIFI, the company must purchase the shares within two months (the “acquisition period”) from the date the company receives the request to purchase the shares.

Pursuant to Article 374-2 of the Commercial Code, Article 191 of the SEA, and Article 5(8) of the ASIFI, the purchase price is determined through negotiation between the shareholders and the company concerned. However, if they fail to agree on the purchase price, the purchase price will be calculated pursuant to Article 84-9(2) of the Enforcement Decree of the SEA as follows: the arithmetic average of the weighted average of the daily closing prices for the (i) two-month period, (ii) one-month period and (iii) one-week period ending one day prior to the date of • the board resolution.

If such company or 30% or more of its shareholders exercising appraisal rights do not accept the purchase price calculated by the foregoing formula, the Financial Supervisory Commission may adjust the purchase price. In such case, the application for adjustment of the purchase price must be made ten days prior to the expiration of the purchase period.

B.	Shareholders Eligible to Exercise Appraisal Rights

Pursuant to Articles 5(8) and 12(7) of the ASIFI and Article 191(1) of the SEA, appraisal rights in connection with the Merger are granted to shareholders who (i) are listed on the shareholders registry as of August 26, 2003, (ii) submit a notice to dissent to the Merger in writing prior to the shareholders’ meeting, (iii) submit a written request to purchase their shares within 10 days from the date of the shareholders’ meeting, and (iv) hold the shares from the close of the shareholders registry to the exercise date of the appraisal rights. However, once a shareholder disposes of the shares, it may not exercise the appraisal right for the shares even though it reacquires such shares.

C.	Estimated Share Purchase Price

1)	The share purchase price proposed by the Company for negotiation: 13,680 Won per share.

2)	Basis for the calculation: The purchase price was calculated pursuant to Article 84-9(2) of the Enforcement Decree of the SEA as follows: the arithmetic average of the weighted average daily closing prices for the (A) two-month period, (B) one-month period and (C) one-week period ending one day prior to the date of resolution of the board of directors.

KCC’s Common Stock

(A): 13,657 Won

(B): 13,513 Won

(C): 13,872 Won

•	Base purchase price (i.e., arithmetic average of (A), (B) and (C)): 13,680 Won

3)	Price adjustment if the purchase price is not agreed upon: Pursuant to Article 191(3) of the SEA, if the parties to the merger or 30% or more of their respective shareholders which exercised the appraisal rights do not accept the foregoing base purchase prices, then the Financial Supervisory Commission can readjust the purchase price.

•	Adjustment of Purchase Price (Article 95 of the Regulations on the Issuance of Securities and Public Disclosure)

1.	In the event that the Financial Supervisory Commission adjusts the purchase price in accordance with Article 191(3) of the SEA, the price will be determined as follows:

a.	If the stock price index as of the last day of the exercise period is higher than the stock price index as of the date of the board resolution:

•	The higher of (i) the purchase price calculated pursuant to Article 84-9(2)(i) of the Enforcement Decree of the SEA (the “base purchase price”) and (ii) the stock price as of the last date of the exercise period (the “market price”), if the standard adjusted price calculated as follows is higher than the market price:

* Standard adjusted price = base purchase price x [(stock price index as of the last day of the exercise period) / (stock price index on the date of the board resolution)]

•	The standard adjusted price, if the standard adjusted price is lower than the market price.

b.	If the stock price index as of the last day of the exercise period is lower than the stock price index as of the date of the board resolution:

•	The standard adjusted price, if the standard adjusted price is higher than the market price.

•	The lower of (i) the base purchase price and (ii) the market price, if the standard adjusted price is lower than the market price.

2.

In connection with the application of subparagraph 1 above, the stock price index as of the date of the board resolution or on the last day of the exercise period refers to the arithmetic average of the stock price index for the industry of the company concerned (the industry stock price index for 22 industries calculated and published by the KSE or KOSDAQ based on the market capitalization) for the seven consecutive trading days ending on the date of the board resolution with respect to the merger or business transfer or on the last day of the exercise period pursuant to the second part of Article 191(1) of the SEA, respectively. The market price refers to the average closing prices of the relevant company’s stock for the same period weighted by spot trading volume. In case there are less than 10 companies in the industry as of the last day of the exercise period or the market capitalization of the company concerned is 10% or more of that of the entire industry, the Korea Composite Stock Price Index will be used.

3.	The application for adjustment of the purchase price in accordance with subparagraph 1 above must be made ten days prior to the expiration of the acquisition period pursuant to Article 191(2) of the SEA.

D.	Exercise Procedure, Method, Period and Address

1)	Procedure and Method

A shareholder of KCC who opposes the Merger must notify KCC of his objection in writing prior to the shareholders’ meeting for the approval of the Merger. Shareholders who have deposited their shares with securities companies may oppose the Merger through such securities companies by notifying their objection to the securities companies at least three business days prior to the shareholders’ meeting. Securities companies have to notify the Korea Securities Depository of such shareholders’ objection at least two business days prior to the shareholders’ meeting. The Korea Securities Depository will notify the KCC of such shareholders’ objection on or prior to the date of the shareholders’ meeting

2)	Period

Only the shareholders who have notified the KCC of their objection to the Merger in writing may request that the company purchase their shares. In case of the Merger, notwithstanding Article 522-3 of the Commercial Code and Article 191 of the SEA, the exercise period is ten days, instead of twenty days, pursuant to Articles 5(8) and 12(7) of the ASIFI. Accordingly, the request to purchase the shares has to be made within ten days from the shareholders’ meeting for approval of the Merger. Shareholders who have deposited their shares with securities companies must request the purchase of their shares through such securities companies at least two business days prior to the last day of the exercise period, and the Korea Securities Depository will notify KCC on behalf of such shareholders.

•	Exercise Period: September 18, 2003 to September 27, 2003

3)	Address for Notification

•	Kookmin Bank, Securities Agency Team, 15-22, Yoido-dong, Youngdeungpo-Ku, Seoul

E.	Others

1)	Source of Purchase Price: internal funds

2)	Payment Date of Purchase Price: November 20, 2003

3)	Payment Method

•	Registered shareholders: Cash payment or wire transfer to their respective accounts at banks

•	Beneficial shareholders: wire transfer to their respective accounts at securities companies

4)	Please note that the purchase price and other information relating to the exercise of appraisal rights are subject to change in the course of consultation with the shareholders, if necessary.

5)	Calculating method of purchase price for KCC Shares

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price * Trading Volume
2003.03.31	11,500	1,434,339	16,494,898,500
2003.04.01	11,700	1,971,861	22,438,973,700
2003.04.02	10,600	3,327,032	35,266,539,200
2003.04.03	10,400	2,695,564	28,033,865,600
2003.04.04	11,600	3,345,272	38,805,155,200
2003.04.07	12,950	4,611,327	59,716,684,650
2003.04.08	13,150	3,428,083	45,079,291,450
2003.04.09	14,000	7,310,263	102,343,682,000
2003.04.10	14,200	4,188,141	59,471,602,200
2003.04.11	15,450	9,006,381	139,148,586,450
2003.04.14	14,900	3,098,983	46,174,846,700
2003.04.15	14,300	3,390,319	48,481,561,700
2003.04.16	15,000	3,963,369	59,450,535,000
2003.04.17	14,200	1,997,027	28,357,783,400
2003.04.18	15,150	4,916,610	74,486,641,500
2003.04.21	15,950	3,455,676	55,118,032,200
2003.04.22	14,850	1,806,868	26,831,989,800
2003.04.23	13,550	2,620,524	35,508,100,200
2003.04.24	13,400	2,184,073	29,266,578,200
2003.04.25	12,050	1,863,637	22,456,825,850
2003.04.28	12,100	1,383,223	16,736,998,300
2003.04.29	13,550	1,727,723	23,410,646,650
2003.04.30	13,550	2,103,363	28,500,568,650

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price * Trading Volume
2003.05.02	13,850	3,191,444	44,201,499,400
2003.05.06	13,400	2,934,977	39,328,691,800
2003.05.07	13,600	2,271,684	30,894,902,400
2003.05.09	13,700	1,155,257	15,827,020,900
2003.05.12	14,150	5,401,060	76,424,999,000
2003.05.13	13,200	1,943,814	25,658,344,800
2003.05.14	13,300	1,127,222	14,992,052,600
2003.05.15	12,850	1,529,030	19,648,035,500
2003.05.16	12,250	1,389,606	17,022,673,500
2003.05.19	12,050	972,718	11,721,251,900
2003.05.20	11,900	906,683	10,789,527,700
2003.05.21	12,950	3,329,602	43,118,345,900
2003.05.22	12,250	2,082,057	25,505,198,250
2003.05.23	12,150	1,168,667	14,199,304,050
2003.05.26	12,350	2,078,816	25,673,377,600
2003.05.27	12,550	2,162,288	27,136,714,400
2003.05.28	14,050	5,845,923	82,135,218,150
2003.05.29	14,850	7,347,119	109,104,717,150
2-month weighted average stock price			13,657 Won
1-month weighted average stock price			13,513 Won
1-week weighted average stock price			13,872 Won
Base purchase price			13,680 Won

8.	Other Information Necessary for Protection of Investors

A.	Listing or Trading of New Shares

The scheduled delivery date is October 14, 2003 and the scheduled listing date is October 15, 2003.

B.	Largest Shareholders and Major Shareholders (including certain related persons) of KB Before and After the Merger, and the Change of Shareholdings

(Unit: Share, %)

Name of Shareholder	Type	Before Merger		After Merger
		Number of Shares	Shareholding Ratio	Number of Shares	Shareholding Ratio
Government of Republic of Korea	Common Share	30,623,761	9.33	30,623,761	9.10
Goldman Sachs	Common Share	16,831,607	5.13	16,831,607	5.00
ING	Common Share	12,716,691	3.87	12,716,691	3.78
Bank of N.Y.	Common Share	37,728,214	11.49	37,728,214	11.22

Note:

1)	Bank of N.Y. is the depositary institution of the ADRs

2)	The number of shares and shareholding ratio before the Merger is calculated as of December 31, 2002.

3)	The number of shares and shareholding ratio after the Merger is calculated based on the number of shares held by the above shareholders as of December 31, 2002 and the increase of the total number of shares after the Merger in the amount of 8,120,431 shares.

C.	Other Information Necessary for Investment Decisions

1)	The number in the above table regarding the change of shareholding levels for major shareholders (including certain related persons) of KB before and after the Merger was calculated in accordance with the merger ratio based on the shareholdings as of December 31, 2002; thus may be different from the current shareholdings.

2)	The Merger is being contemplated pursuant to Article 4 of the ASIFI. Accordingly, the Merger must be approved by the Financial Supervisory Commission. The content of the approval will be announced publicly later.

3)	The number of shares and the paid-in-capital of KB after the Merger may change in the event that any of the following events occurs prior to the date of the Merger.

•	New shares are issued pursuant to the exercise of the stock options granted to directors, officers or employees of KB or KCC before the Merger;

•	Treasury shares acquired by KB or KCC are cancelled with the retained earnings or capital reduction procedures; or

•	KCC acquires treasury shares as a result of the exercise of appraisal rights by its shareholders who oppose the Merger.